File No. 70-9145



               SECURITIES AND EXCHANGE COMMISSION

                     Washington, D. C. 20549

               __________________________________

                         AMENDMENT NO. 4
                               TO
                            FORM U-1
               __________________________________


                   APPLICATION OR DECLARATION

                            under the

           PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                              * * *

              AMERICAN ELECTRIC POWER COMPANY, INC.
                       AEP RESOURCES, INC.
                  AEP RESOURCES SERVICE COMPANY
                    AEP ENERGY SERVICES, INC.
             1 Riverside Plaza, Columbus, Ohio 43215
       (Name of company or companies filing this statement
          and addresses of principal executive offices)

                              * * *

              AMERICAN ELECTRIC POWER COMPANY, INC.
             1 Riverside Plaza, Columbus, Ohio 43215
             (Name of top registered holding company
             parent of each applicant or declarant)

                              * * *

                 Susan Tomasky, General Counsel
           AMERICAN ELECTRIC POWER SERVICE CORPORATION
             1 Riverside Plaza Columbus, Ohio 43215


                Jeffrey D. Cross, General Counsel
                       AEP RESOURCES, INC.
             1 Riverside Plaza, Columbus, Ohio 43215
           (Names and addresses of agents for service)



     American Electric Power Company, Inc., a holding company registered under the Public Utility Holding Company Act of 1935, as amended, and AEP Resources, Inc., AEP Resources Service Company and AEP Energy Services, Inc., wholly-owned non-utility subsidiaries of American, hereby amend their Application or Declaration on Form U-1 in File No. 70-9145 as follows:
     1. By amending and restating the first paragraph of ITEM 1. DESCRIPTION OF PROPOSED TRANSACTION:
     "American Electric Power Company, Inc. ('American'), a holding company registered under the Public Utility Holding Company Act of 1935, as amended ('1935 Act'), and AEP Resources, Inc. ('Resources'), a wholly-owned non-utility subsidiary of American, FN1
FN1 Resources invests in exempt wholesale generators and foreign utility companies and other independent energy projects.


request authority (i) for Resources, or a wholly-owned subsidiary, to form a subsidiary ('Management Company') that will provide energy services to industrial, commercial and institutional customers; (ii) for Resources, or a wholly-owned subsidiary, to form a subsidiary ('Capital Company') that will provide financing for energy-related assets to customers of Management Company; (iii) for American to guarantee the obligations of Resources to make capital investments up to $250 million in Capital Company and $50 million in Management Company through December 31, 2002; (iv) for American or Resources to provide Management Company and Capital Company and their subsidiaries with up to $250 million in guarantees of operational obligations through December 31, 2002;
(v) for Resources to form, and for American and Resources to guarantee the obligations of, special purpose subsidiaries; (vi) for Capital Company or Management Company to form, and guarantee the obligations of, one or more subsidiaries; (vii) for Capital Company, Management Company and their subsidiaries to issue membership or partnership interests; and (viii) for Capital Company, Management Company and their subsidiaries to pay dividends out of capital or unearned surplus to the extent permitted by applicable law."
     2.   By amending and restating the first two paragraphs of
Item 1.B.(1):
          "(1) General
          Many industrial, commercial and institutional entities have energy functions which produce (or procure) and distribute thermal energy, electricity, fuels and other similar products (collectively, "Products") to the entity's facilities. The Products then are used, among other things, to heat or cool products, machinery and buildings, to power machinery and lighting and for other functions in the entity's business. The facilities used for these functions often have a distinct physical location on the site and their staffs often are organized separately from the rest of the site staffs.
          Industrial entities have boilers to produce steam and related fuel handling and waste disposal facilities, air compressors, electric generators, chillers, electric substations, tanks to store industrial gases and facilities to distribute the Products throughout the industrial facility. Commercial and institutional entities sometimes have similar energy functions.
For example, a hospital or university complex may have a steam plant to heat buildings, an electric generator or a central air conditioning or chilled water facility. Sometimes these energy facilities may serve two or more neighboring entities."
     3.   By amending and restating Item 1.B.(3):
          "(3) Management Company
          Management Company will provide the following services:
               (a) 'Energy Facility Management Services' include the day-to-day operations, maintenance, and management, and other technical and administrative services required to operate, maintain and manage the Energy Facilities, as well as long-term planning and budgeting for and evaluation of improvements to Energy Facilities.

               (b) 'Energy Conservation Services' include (1) identification (through energy audits or otherwise) of energy and other resource (water, labor, maintenance, materials, etc.) cost reduction or efficiency opportunities; (2) design of facility or process modifications or enhancements to realize such opportunities; (3) management, or direct construction or installation, of energy conservation or efficiency equipment; (4) training of customer personnel in the operation of equipment; (5) maintenance of energy systems; (6) design, management or direct construction and installation of new and retrofit heating, ventilating, and air conditioning ('HVAC'), electrical and power systems, motors, pumps, lighting, water and plumbing systems, and related structures, to realize energy and other resource efficiency goals or to otherwise meet a customer's energy-related needs; (7) system commissioning (i.e., monitoring the operation of an installed system to ensure that it meets design specifications);
(8) reporting of system results; (9) design of energy conservation programs; (10) implementation of energy conservation programs; (11) provision of conditioned power services (i.e., services designed to prevent, control or mitigate adverse effects of power disturbances on a customer's electrical system to ensure the level of power quality required by the customer, particularly with respect to sensitive electronic equipment); and (12) other similar or related activities.

               (c) 'Procurement Services' include arranging as agent or broker for a customer to purchase electricity, natural gas, oil, propane, and industrial gases ('Energy Commodities') and to purchase other commodities and supplies used by or distributed through Energy Facilities on behalf of customers of Energy Facilities Management or Energy Conservation Services. Procurement Services also include the purchase and sale, as principal, of electricity and natural gas, to the extent permitted by state law and state commission orders, and other Energy Commodities.FN2

FN2 Such services were previously authorized for the AEP System by the Commission in Orders dated May 2, 1997 (HCAR No. 26713),
     September 27, 1996 (HCAR No. 26583) and September 13, 1996
     (HCAR No. 26572).


               (d) 'Other Energy Services' include development, design, construction, ownership, and sale of Energy Facilities and equipment used in and improvements to Energy Facilities.

               (e) 'Incidental Services' include products and services that are incidental to Energy Facilities Management Services, Energy Conservation Services, Procurement Services and Other Energy Services. These incidental products and services will not involve the manufacture of energy-consuming equipment, but be closely related to the consumption of energy and/or the maintenance of Energy Facilities.

          All services rendered by Management Company to companies that are not affiliates of American will be based upon the fair market value thereof and will be subject to such other terms, conditions and standards of performance as are negotiated on a case-by-case basis, taking into account the kind and scope of services involved, the duration of the contract, the levels of warranties and indemnities that may be negotiated, and other factors that are unique to each transaction. Payment for services will vary by project and may include fee-for-service, fixed price, time and materials, progress payments, turnkey payment, Capital Company or third-party financing arrangements, performance contracts with a savings guarantee or payment based on the energy or other resource savings achieved, the output of equipment (for example, steam, water, chilled water, air or heat), commissions, and other payment structures.
          Similarly, Management Company will provide such services to any associate company in the American Electric Power System that is an EWG, FUCO or QF at fair market prices, and requests an exemption under Section 13(b) from the requirements of Rules 90 and 91 as applicable to such transaction in any case in which any one or more of the following circumstances shall apply:
          (1) Such entity is a FUCO, or is an EWG which derives no part of its income, directly or indirectly, from the generation, transmission or distribution of electric energy for sale within the United States; or

          (2) Such entity is an EWG which sells electricity at market-based rates which have been approved by the Federal Energy Regulatory Commission ('FERC') or the appropriate state public utility commission, provided that the purchaser of such electricity is not an associate company within the American Electric Power System;

          (3) Such entity is a QF that sells electricity exclusively (i) at rates negotiated at arms'-length to one or more industrial or commercial customers purchasing such electricity for their own use, and/or (ii) to an electric utility company not an associate company within the American Electric Power System at the purchaser's 'avoided cost' as determined in accordance with the regulations under the Public Utility Regulatory Policies Act of 1978; or

          (4) Such entity is an EWG or QF that sells electricity at rates based upon its cost of service, as approved by FERC or any state public utility commission having jurisdiction, provided that the purchaser of such electricity is not an associate company within the American Electric Power System.

          The Commission previously authorized such fair market value pricing for AEP Energy Services, Inc., a wholly-owned subsidiary of American, in American Electric Power Company, Inc., et al., HCAR No. 26267 (April 5, 1995).
          Resources will contribute equity capital to Management Company for the purpose of providing working capital for Management Company. Management Company may also obtain debt financing from American, Resources or unaffiliated third parties such as commercial banks. Loans from American or Resources to Management Company will be made at the cost of funds incurred by American or Resources in accordance with Rule 52.
          Management Company will be staffed primarily by current employees at the facilities managed. It is expected that initially not more than 25 employees of AEPSC and the Utility Subsidiaries will be transferred to Management Company. In addition, AEPSC, the Utility Subsidiaries, RESCo, AEPES and other subsidiaries of Resources may provide services or sell goods to Management Company.FN3
FN3       In accordance with Rules 87(a) and 90, services and goods
     provided by AEPSC or the Utility Subsidiaries to Management and Capital Company and their subsidiaries will be at cost. Exception is requested from Section 13(b) of the 1935 Act for services and goods to be provided by RESCo, AEPES and other subsidiaries of Resources at other than cost to Management Company and Capital Company and their subsidiaries.
          It is anticipated that AEPSC will provide services, such as development, engineering, procurement, human resources, and energy services, to Management and Capital Company.
     Initially, it is not anticipated that the Utility Subsidiaries, RESCo or AEPES will provide services to Management and Capital Company. RESCo, AEPES and their subsidiaries will only provide to Management or Capital Company services in which RESCo, AEPES and their subsidiaries themselves provide substance.
          If Management or Capital Company sells or licenses any intellectual property developed by AEPSC or the Utility Subsidiaries for their own use, Management or Capital Company will pay the following amounts to such company: (1) 70% of the revenues from the intellectual property until the developing company recovers its programming and development costs; and
     (2) 20% of the revenues thereafter. Intellectual property developed by Management or Capital Company will be made available to AEPSC and the Utility Subsidiaries without charge, except for actual expenses incurred in connection with making such intellectual property available.


In no event will more than 2% of the total employees of AEPSC and the Utility Subsidiaries render services to Management Company at any one time."
     4.   By amending and restating the first paragraph of Item
1.B.4:
          "(4) Capital Company
          Capital Company will offer financing for existing Energy Facilities and improvements and provide new capital for Energy Facilities for customers of Management Company through sale and leaseback, project financing or other creative financing facilities. Assets financed by Capital Company generally will be managed by Management Company. In addition, Capital Company will make its financing services available to customers of Management Company to assist Management Company in connection with its program to provide energy management and related services to its customers."
     5.   By amending and restating Item 1.B.(5):
          "(5) Guarantees
          American may guarantee to a third party the obligations of Resources to invest up to $250 million in the Capital Company and up to $50 million in the Management Company through December 31, 2002.
          American or Resources may also guarantee the debt and other obligations of Capital and Management Company. Debt financing of Capital and Management Company which is guaranteed by American will not (i) exceed a term of 15 years or (ii) (a) bear a floating interest rate in excess of 2% over the prime rate, London Interbank Offered Rate or other appropriate index in effect from time to time or (b) bear a fixed interest rate in excess of 2.5% above the yield at the time of issuance of United States Treasury obligations of a comparable maturity. Nondebt obligations of Capital and Management Company which may be guaranteed by American may take the form of bid bonds or performance or other direct or indirect guarantees of contractual or other obligations.
     American and Resources request authority to have through December 31, 2002, up to $250 million of these guaranties outstanding, provided that any guaranty outstanding on December 31, 2002 would expire or terminate in accordance with its terms.FN4
FN4 Authorization is not requested in this Section and the next Section to the extent that guaranties of securities by Resources, Capital Company or Management Company are permitted under Rules 45(b)(7) and 52, as amended in HCAR No. 26826.


These guarantees are in addition to those authorized in the Orders dated November 30, 1998 (HCAR No. 26947), April 27, 1998 (HCAR No. 26864 and November 2, 1998 (HCAR No. 26933)."
     6.   By amending and restating Item 1.B.(6):
          "(6) Additional Subsidiaries
          Resources may form special purpose subsidiaries to hold its interests in Management Company and Capital Company. American and Resources may guarantee the obligationsFN5
FN5 These obligations may include financing, debt and non-debt performance obligations.


of these subsidiaries and American is authorized to guarantee the obligations of Resources.
          From time to time it may be advantageous for Capital Company or Management Company to form subsidiaries to undertake one or more of the activities described herein. These subsidiaries may be organized (i) in order to facilitate the making of proposals to a prospective customer; or (ii) after the award of a bid proposal, in order to facilitate closing on the purchase or financing of the underlying assets; or (iii) at any time after the consummation of a transaction in order, among other things, to comply with applicable federal or state laws; or (iv) as part of tax planning, to limit exposure to U.S. and state taxes; or (v) for other lawful business purposes. American, Resources, Capital Company and Management Company may guarantee the debt and other obligations of these subsidiaries. In addition, Management Company, Capital Company, AEPSC, the Utility Subsidiaries, RESCo, AEPES and other subsidiaries of Resources may provide services to Management and Capital Company's special purpose subsidiaries upon the same terms and conditions that they could provide services to Management Company and Capital Company. No special purpose subsidy or subsidiary of Management Company or Capital Company will be a public utility company as defined in the 1935 Act, and, without further Commission approval, no such subsidiary will undertake any activity if, as a result, it would become a public utility company as defined in the 1935 Act."
     7.   By amending and restating Item 1C:
     C.   Compliance with Rule 54.
     "Rule 54 provides that in determining whether to approve certain transactions other than those involving an exempt wholesale generator ('EWG') or a foreign utility company ('FUCO'), as defined in the 1935 Act, the Commission will not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or FUCO if Rule 53(a), (b) and (c) are satisfied. As set forth below, all applicable conditions of Rule 53(a) are currently satisfied and none of the conditions set forth in Rule 53(b) exist or will exist as a result of the transactions proposed herein, thereby satisfying such provision and making Rule 53(c) inapplicable.
     Rule 53(a)(1). As of September 30, 1998, American, through its subsidiary, AEP Resources, Inc., had aggregate investment in FUCOs of $463,536,000. This investment represents approximately 28.0% of $1,654,505,000, the average of the consolidated retained earnings of American reported on Forms 10-Q and 10-K for the four consecutive quarters ended September 30, 1998.
     Rule 53(a)(2). Each FUCO in which American invests will maintain books and records and make available the books and records required by Rule 53(a)(2).
     Rule 53(a)(3). No more than 2% of the employees of the Utility Subsidiaries of American will, at any one time, directly or indirectly, render services to any FUCO.
     Rule 53(a)(4). American has submitted and will submit a copy of Item 9 and Exhibits G and H of American's Form U5S to each of the public service commissions having jurisdiction over the retail rates of American's Utility Subsidiaries.
     Rule 53(b). (i) Neither American nor any subsidiary of American is the subject of any pending bankruptcy or similar proceeding; (ii) American's average consolidated retained earnings for the four most recent quarterly periods ($1,654,585,000) represented an increase of approximately $63,768,000 (or 4%) in the average consolidated retained earnings from the previous four quarterly periods ($1,590,817,000); and (iii) for the fiscal year ended December 31, 1997, American did not report operating losses attributable to American's direct or indirect investments in EWGs and FUCOs.
     American was authorized to invest up to 100% of its consolidated retained earnings in EWGs and FUCOs (HCAR No. 26864, April 27, 1998) (the '100% Order') in File No. 70-9021. In
connection with its consideration of American's application for the 100% Order, the Commission reviewed American's procedures for evaluating EWG or FUCO investments. Based on projected financial ratios and on procedures and conditions established to limit the risks to American involved with investments in EWGs and FUCOs, the Commission determined that permitting American to invest up to 100% of its consolidated retained earnings in EWGs and FUCOs would not have a substantial adverse impact upon the financial integrity of the AEP System, nor would it have an adverse impact on any of the Utility Subsidiaries or their customers, or on the ability of state commissions to protect the Utility Subsidiaries or their customers. Since similar considerations are involved hereunder with respect to Rule 54, Applicants should not be required to make subsequent Rule 54 filings once American's aggregate investment in EWGs and FUCOs exceeds 50% of its consolidated retained earnings."
     8.   By amending and restating the first sentence of Item
3(d):
     "(d) Sections 6(a) and 7 and Rule 45(a) may apply to the sale of securities by Resources, Capital Company, Management Company and their subsidiaries."
                            SIGNATURE
     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.
                    AMERICAN ELECTRIC POWER COMPANY, INC.
                    AEP RESOURCES, INC.
                    AEP RESOURCES SERVICE COMPANY
                    AEP ENERGY SERVICES, INC.


                    By_/s/ A. A. Pena_____________________
                                  Treasurer


Dated:  March 12, 1999